Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios
for the Three Months Ended March 31,	2015	2014
Fixed charges:
Interest expense including amortization of debt discount	$148	$133
Portion of rentals representing an interest factor	25	28
Total fixed charges	$173	$161
Earnings available for fixed charges:
Net income	$1,151	$1,088
Equity earnings net of distributions	(13)	(14)
Income taxes	704	671
Fixed charges	173	161
Earnings available for fixed charges	$2,015	$1,906
Ratio of earnings to fixed charges	11.6	11.8

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